Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to Announce Third Quarter 2019 Results and Host a Conference Call and Webcast on November 8, 2019

Dartmouth, Nova Scotia; October 29, 2019 – IMV Inc. (“IMV” or the “Corporation”) (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of immunotherapies, announced today that it will hold a conference call and webcast on Friday, November 8, 2019 at 8:00 a.m. ET to discuss the company’s third quarter 2019 financial and operational results.

Financial analysts are invited to join the conference call by dialing (844) 461-9932 (U.S. and Canada) or (636) 812-6632 (international) using the conference ID# 6590953 Other interested parties will be able to access the live audio webcast at this link: https://ir.imv-inc.com/events-and-presentations. The webcast will be recorded and available on the IMV website for 30 days following the call.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-

activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

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Source:

IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Mrs. Delphine Davan, Director of Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com